UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107 – 930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“John A. Jacobson”
Title: President & CEO

Date: August 24, 2004

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

August 24, 2004

Item 3:	Press Release

A press release was issued on August 24, 2004 via CCN Matthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announced the appointment of Mr. E. Brinton Coxe to the company’s board of directors.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated August 24, 2004

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. John A. Jacobson Chief Executive Officer 107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 24th day of August 2004

“John A. Jacobson”
(Signature)

John A. Jacobson
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

“Exhibit A”

OSI ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Vancouver, Canada, August 24, 2004 — Mr. Raymond W. Johnston, Chairman of the Board of the Directors of Offshore Systems International Ltd (OSI) (TSX: OSI / OTCBB: OFSYF), is pleased to announce the appointment of Mr. E. Brinton Coxe to the company’s board of directors. Mr. Coxe brings to OSI more than 25 years of experience in the areas of corporate finance and mergers and acquisitions. He is Chairman of E.B. Coxe & Co., LLC of Greenwich, CT., a company that specializes in finding, funding, and managing small cap companies. Mr. Coxe is also a strategic partner of SDS Capital Partners, LLC, a group of investment funds with more than US$350 million under management. Mr. Coxe provides senior advisory services to the fund in connection with transactions and financings. Mr. Coxe’s strong ties with the eastern U.S. investment community will assist OSI in pursuing growth opportunities in the U.S.

Mr. Coxe, a resident of Greenwich, CT., holds a B.A. in Economics from St. Lawrence University in Canton, New York.

About Offshore Systems International Ltd.

Offshore Systems International Ltd (OSI) is a leader in electronic geography. The company’s core strengths lie in the ability to produce, manage and display many forms of geographic data. The company provides display systems and data for several defence, government and commercial customers. OSI conducts its operations through three business units: OSI Geomatics (data production and distribution), OSI Navigation Systems, and OSI Applications (products and services for command and control systems). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF). For more information please visit www.osil.com.

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information, please contact:

Michael O’Connor, Offshore Systems International Ltd.
Phone: 888-880-9797 or 604- 904-4627
E-mail: ir@osil.com

Craig Armitage, The Equicom Group Inc.
Phone: 416-815-0700 ext. 246
E-mail: carmitage@equicomgroup.com